Exhibit 99.1

Nu Holdings Ltd. Announces Results of Annual General Meeting Held on August 13, 2024

São Paulo, Brazil, August 13, 2024 – Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”) announced today that the following matters set out in its Notice of Annual General Meeting dated July 12, 2024 were approved at its annual general meeting held on August 13, 2024:

1.	"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 be approved and ratified."
2.	“To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:
a.	David Vélez Osorno;
b.	Anita Mary Sands;
c.	Daniel Krepel Goldberg;
d.	David Alexandre Marcus;
e.	Douglas Mauro Leone;
f.	Jacqueline Dawn Reses;
g.	Luis Alberto Moreno Mejia;
h.	Rogério Paulo Calderón Peres; and
i.	Thuan Quang Pham.”

About Nu

Nu is one of the world’s largest digital banking platforms, serving nearly 100 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br.

Contacts:

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br